MuniYield California Insured Fund II, Inc.

File No. 811-6692

Item No. 77M (Mergers) -- Attachment



During the fiscal semi-annual period ended April 30, 2002, MuniYield California Insured Fund II, Inc. ("the Registrant"), acquired substantially all of the assets and assumed substantially all of the liabilities of MuniYield California Insured Fund, Inc. ("California Insured"), File No. 811-6645.

At a meeting of the Boards of Directors of the Registrant and California Insured held on September 21, 2001, each Board unanimously approved an Agreement and Plan of Reorganization (the
"Reorganization") pursuant to which (i) the Registrant would acquire substantially all of the assets and assume substantially all of the liabilities of California Insured, (ii) the Registrant would simultaneously issue to California Insured shares of the Registrant's Common Stock, the Registrant's Series D AMPS and the Registrant's Series E AMPS,
(iii) the shares of the Registrant's Common Stock would be subsequently distributed to the holders of California Insured Common
Stock (plus cash in lieu of fractional shares), (iv) the shares of the Registrant's Series D AMPS would be subsequently distributed to the holders of California Insured Series A AMPS, (v) the shares of the Registrant's Series E AMPS would be subsequently distributed to the holders of California Insured Series B AMPS, and (vi) California
Insured would be deregistered and dissolved.

On October 1, 2001, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-70642 and 811-06692) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Agreement and Plan of Reorganization by the stockholders of the Registrant and California Insured. Pre-Effective Amendment No. 1 to the N-14 Registration Statement was filed on November 9, 2001, and the N-14 Registration Statement as so amended was declared effective by the Commission on November 9, 2001. Post-effective Amendment No. 1 to the N-14 Registration Statement was filed on February 13, 2002.

On January 18, 2002, the stockholders of the Registrant and California Insured approved the Reorganization at a special meeting of stockholders held for that purpose. On February 4, 2002 (the "Reorganization Date"), pursuant to the Agreement, California Insured transferred assets valued at $338,629,326.99 to the Registrant and received in exchange 16,002,080 shares of the Registrant's Common
Stock, 50,000 shares of the Registrant's Series D AMPS with a liquidation preference of $25,000 per share, and 50,000 shares of the Registrant's Series E AMPS with a liquidation preference of $25,000 per share. California Insured distributed these shares to their respective shareholders as provided in the Agreement and Plan of Reorganization.

An Application for Deregistration on Form N-8F will be filed by California Insured with the Securities and Exchange Commission.